UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kawasaki Kinkai Kisen Kaisha Ltd.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kawasaki Kisen Kaisha, Ltd

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Goro Kitamura Kawasaki

Kisen Kaisha, Ltd Iino

Building

1-1, Uchisaiwaicho 2-Chome, Chiyoda-ku

Tokyo 100-8540, Japan

(Tel) (+81) 3-3595-5000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Donald E. Batterson

Miwa Shoda

Jenner & Block LLP

353 North Clark Street

Chicago, Illinois 60654

Telephone: (312) 923-2607

(213) 239-5171

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)

Exhibits:

99.1	English translation of Extraordinary Report dated (US time) May 11, 2022.

(b) Not applicable.

Item 2.    Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item I.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Kawasaki Kisen Kaisha Ltd submitted to the Securities and Exchange Commission an irrevocable consent and power of attorney on Form F-X dated March 16, 2022.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kawasaki Kisen Kaisha, Ltd.

By:	/s/ Yukio Toriyama
	Name:	Yukio Toriyama
	Title:	Representative Director,
Senior Managing Executive Officer

Date: May 11, 2022